Contact

www.linkedin.com/in/richard-pauwels-287988140 (LinkedIn)

Top Skills

Public Speaking
Leadership

Richard Pauwels

Rich Nuts: Taste the Richness of Life
Los Angeles, California, United States

Summary

At Rich Nuts we believe the children of THIS generation & future generations deserve a better EARTH. A greener EARTH. A cleaner EARTH. A more equal EARTH. We believe that change is here.
We stand in solidarity with the disrupters, the change makers, the innovators in challenging the status quo in creating a regenerative agricultural system that supports us as we support it.
Rich Nuts is about triple bottom line:
People, Planet, and Profit.

Experience

Rich Nuts

Founder
January 2017 - Present (8 years 2 months)
Greater Los Angeles Area

We are building a company that enriches people's lives, bringing them knowledge about healthy food by creating nutritious and delicious products in the most sustainable way possible.

We aim to build stronger communities with a business model that lives an all-inclusive responsible business top to tail—from grower, to customer, to shareholder—Richness is about sharing the wealth.

We are an experiment in the human potential. The question we ask ourselves is how far can we push the envelope in bringing "Richness" back to the to the world? How can we test and modify our thinking to find a better way in this world. We are constantly challenging our precepts and allowing new ideas to take form. We bend like the reed in our resilience to find real-world solutions to real-world problems. We are the observer as much as we are the experiment. We understand that real change comes from within and that we are all souls on this learning journey.

Understanding our impact in everything we do before we do it. We take our time in considering every step of the process first before we take action. We take pride in the journey knowing that we are creating "Richness" for all of mankind. We would rather go slow or not act at all rather than act irresponsibly. Balance is required on all levels of Mind body spirit—and we are willing to take our time to understand right action first. We see the end goal and we are willing to take micro-steps and be persistent to get there.

Sharing stories is human. We are deeply passionate about documenting our world and the "Richness" around us. We believe the best way to further humanity is by sharing the journey and our customs along the way. We strive to be transparent in how we source our products, with our farming practices, and our production methods. We are an open-source system for this experiment that requires documentation to support our precepts.

Los Angeles County Fire Department
Firefighter/Paramedic
September 1998 - November 2018 (20 years 3 months)
Greater Los Angeles Area

Fighting fire and Providing Paramedic Services to Los Angeles County

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Education

University of California, Los Angeles
Bachelor's degree, Political Science and Government · (1994 - 1996)